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                                                              Exhibit 1.A.(5)(j)

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                                   METLIFE(R)


                       Metropolitan Life Insurance Company
                One Madison Avenue, New York, New York 10010-3690

                       ENHANCED CASH SURRENDER VALUE RIDER

If you request a full cash withdrawal within seven years after the Date of Policy, in addition to any Cash Surrender Value, MetLife will refund part of the cumulative Expense Charge paid under the Policy and part of the cost of term insurance charges deducted in the current Policy Year, as shown below. However, we will not pay this refund if the full cash withdrawal is related to a 1035 exchange.

                                 Portion of                Portion of
        Policy Year of      Cumulative Expense    Cost of Term Insurance Charges
     Full Cash Withdrawal  Charge to be Refunded*         to be Refunded**
     ---------------------------------------------------------------------

             1                        100%                       75%
             2                         90%                       50%
             3                         75%                       25%
             4                         60%                      None
             5                         45%                      None
             6                         30%                      None
             7                         15%                      None
        8 and later                   None                      None

       * The percent shown is applied to the cumulative expense charge exclusive of the charge for this Rider.

      ** The percent shown is applied to the cost of term insurance charges deducted during the Policy Year in which the full cash withdrawal occurs.

The amount of this refund is not available for policy loans or partial cash withdrawals and has no effect on the determination of the grace period described in the Policy.

The charge for this rider is 0.25% of premium paid, to be deducted from premium payments made during the first five Policy Years.

This Rider will end on the earliest of:
..  the date the Policy terminates;
..  the seventh Policy Anniversary;
.. the date written request to terminate this Rider is received at our Designated Office.

Upon Rider termination, this Rider is not eligible for reinstatement.

All of the terms used in this Rider have the same meaning as in the Policy unless otherwise clearly indicated in this Rider.


                                           /s/ Robert H. Benmoache

                                           Robert H. Benmoache
                                           Chairman of the Board
                                           President and Chief Executive Officer